Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months and the Six Months Ended June 30, 2025
New York – July 29, 2025 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended June 30, 2025 and the six months ended June 30, 2025.

Financial Results for the Three Months Ended June 30, 2025
Revenue
Total revenue was $16.3 million for the three months ended June 30, 2025, compared to $13.9 million in the same period of 2024, an increase of 17.6%. The increase was primarily due to strong growth momentum in the revenue of mobile app and web services subscriptions.
•AI- and AR- cloud solutions and subscription revenue was $14.9 million for the three months ended June 30, 2025, compared to $12.9 million in the same period of 2024, an increase of 15.6%. The increase was driven by the continued revenue growth of YouCam mobile app and web services subscriptions, the growing popularity among consumers of Generative AI technologies and AI editing features for photos and videos, and the stable demand for the Company’s online virtual product try-on solutions from brand customers.
•Licensing revenue was $0.9 million for the three months ended June 30, 2025, compared to $0.7 million in the same period of 2024, an increase of 36.5%.
Gross Profit
Gross profit was $12.3 million for the three months ended June 30, 2025, compared with $11.0 million in the same period of 2024, an increase of 11.6%. Gross margin was 75.3% for the three months ended June 30, 2025, slightly down from 79.3% in the same period of 2024. The decrease in gross margin was primarily due to the increase in third-party payment processing fees paid to digital distribution partners, such as Google and Apple, driven by the steady growth in our YouCam mobile app subscription revenue. In addition, the increases in AI server computing cost, resulting from the growing demand for premium features powered by generative AI services, also contributed to the decrease in gross margin
Total Operating Expenses
Total operating expenses were $13.8 million for the three months ended June 30, 2025, compared with $12.4 million in the same period of 2024, an increase of 10.8%. The increase was primarily due to increases in research and development and sales and marketing expenses, which were partially offset by a decrease in general and administrative expenses in the second quarter of 2025.
•Sales and marketing expenses were $7.8 million for the three months ended June 30, 2025, compared to $7.0 million during the same period of 2024, an increase of 11.3%. This increase was primarily due to an increase in marketing events and advertising expenses related to our mobile apps and web services subscription.
•Research and development expenses were $4.0 million for the three months ended June 30, 2025, compared to $3.0 million during the same period of 2024, an increase of 35.5%. The increase was caused by two main factors: (i) the foreign exchange impact caused by the depreciation of the U.S. dollar against New Taiwan dollar elevated personnel costs for our Taiwan-based development team, and (ii) the increase in research and development headcount and related compensation expenses following the acquisition of Wannaby Inc. ("Wannaby").
•General and administrative expenses were $2.0 million for the three months ended June 30, 2025, compared to $2.4 million during the same period of 2024, a decrease of 18.0%. The decrease was primarily due to reduced corporate insurance premium and external professional service fees.

Net Income
Net income was $0.2 million for the three months ended June 30, 2025, compared to $0.8 million during the same period of 2024, a decrease of 72.9%. The decrease in net income was primarily due to (i) higher third-party payment processing fees, (ii) higher Taiwan personnel costs due to foreign exchange impact by a weaker U.S. dollar, (iii) increases in operating expenses after the acquisition of Wannaby, and (iv) lowered interest income due to decreases in interest rates on the Company’s cash reserve.
Adjusted Net Income (Non-IFRS)1
Adjusted net income was $0.4 million for the three months ended June 30, 2025, compared to $1.3 million in the same period of 2024, a decrease of 68.3%.
Operating Cash Flow
Operating cash flow was $3.7 million in the three months ended June 30, 2025, compared to $2.0 million in the same period of 2024, an increase of 83.4%.

Financial Results for the Six Months Ended June 30, 2025
Revenue
Total revenue was $32.4 million for the six months ended June 30, 2025, compared to $28.2 million in the same period of 2024, an increase of 14.8%.
•AI- and AR- cloud solutions and subscription revenue was $29.0 million for the six months ended June 30, 2025, compared to $25.3 million in the same period of 2024, an increase of 14.5%. The increase was driven by the continued revenue growth of YouCam mobile app and web services subscriptions.
•Licensing revenue was $2.6 million for the six months ended June 30, 2025, compared to $2.3 million in the same period of 2024, an increase of 12.1%.
Gross Profit
Gross profit was $24.8 million for the six months ended June 30, 2025, compared with $22.2 million in the same period of 2024, an increase of 11.5%. Gross margin was 76.6% for the six months ended June 30, 2025, slightly down from 78.8% in the same period of 2024.
Total Operating Expenses
Total operating expenses were $26.4 million for the six months ended June 30, 2025, compared with $24.8 million in the same period of 2024, an increase of 6.4%. The increase was primarily due to increases in research and development and sales and marketing expenses, which were partially offset by a decrease in general and administrative expenses during the period.
•Sales and marketing expenses were $15.2 million for the six months ended June 30, 2025, compared to $14.2 million during the same period of 2024, an increase of 7.0%.
•Research and development expenses were $7.6 million for the six months ended June 30, 2025, compared to $6.0 million during the same period of 2024, an increase of 26.4%.
•General and administrative expenses were $3.7 million for the six months ended June 30, 2025, compared to $4.6 million during the same period of 2024, a decrease of 19.7%.
Net Income
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

Net income was $2.5 million for the six months ended June 30, 2025, compared to $1.4 million during the same period of 2024, an increase of 79.3%.
Adjusted Net Income (Non-IFRS)2
Adjusted net income was $2.4 million for the six months ended June 30, 2025, compared to $2.8 million in the same period of 2024, a decrease of 12.9%.
Operating Cash Flow
Operating cash flow was $8.0 million in the six months ended June 30, 2025, compared to $5.5 million in the same period of 2024, an increase of 44.7%. The Company continues to invest in growth while maintaining a healthy cash flow to support business operations underscoring the Company’s operational health and sustainability.

Capital Resource
As of June 30, 2025, the Company’s cash and cash equivalents remained stable at $125.3 million (or $167.8 million when including 6-month time deposits of $36.3 million and money market funds of $6.2 million, which are classified as current financial assets at amortized cost and current financial assets at fair value through profit or loss under IFRS, respectively), compared to $127.1 million (or $165.9 million when including time deposits and money market funds) as of December 31, 2024.

Key Business Metrics
•The number of active subscriber for the Company's YouCam mobile beauty app and web services was 960,000 as of June 30, 2025, compared to over 919,000 as of June 30, 2024, an increase of 4.4%.
•As of June 30, 2025, the Company’s cumulative customer base included 818 brand clients, with over 914,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, shoes, bags, eyewear, watches and jewelry products, compared to 686 brand clients and over 774,000 digital SKUs as of June 30, 2024. The number of Key Customers3 of the Company as of June 30, 2025 was 139 compared to 151 as of June 30, 2024. Half of the net decrease in Key Customer count was due to customers being downgraded as a result of lower spending during the period, while the other half was driven by customer churn amid ongoing macroeconomic challenges in the beauty and luxury sectors.

CEO Remarks and Business Outlook for 2025
Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect commented, “Our mobile app and web subscription business continues to demonstrate strong momentum, now growing significantly faster than our enterprise segment. B2C subscriptions have become the primary driver of our overall revenue growth, fueled by sustained demand for our photo- and video-based generative AI features. While the enterprise business remains strategic, many clients are approaching new AI initiatives with caution amid broader macroeconomic uncertainty. As such, we maintain a prudent near-term outlook for B2B.

2025 is shaping up to be a transformative year for Perfect Corp. Artificial intelligence is no longer a supporting capability. It is the foundation of both our product roadmap and operational strategy. Our expanded investment in generative AI is delivering tangible results. The YouCam product family now integrates cutting-edge features such as text-to-video, photo-to-video, and AI-powered image and video enhancements, making it an essential
2 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.
3 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

tool for mobile-first creators. These innovations are enabling users to produce high-quality content in minutes, accelerating engagement across our platforms.

Internally, AI is driving operational excellence. From workflow automation and advanced analytics to virtual assistants and enhanced forecasting, AI is helping us scale more efficiently and deliver greater value. These gains benefit both our global subscriber base and the 800+ beauty and fashion brands that rely on Perfect Corp. to power their digital experiences.

Looking ahead, we remain fully committed to advancing our generative AI capabilities. We are expanding our R&D pipeline and scaling our infrastructure to anticipate and meet evolving user demands. Our strategic focus is clear: deliver breakthrough user experiences that are faster, more personalized, and more engaging.

For the second half of 2025, we see three key growth catalysts:

1.Continued momentum in our GenAI-powered B2C apps and web subscriptions
2.A stable and resilient enterprise pipeline
3.Operational efficiency driven by AI-enabled processes

With innovation, accessibility, and execution at the core of our strategy, we are confident in our ability to create sustained value for users, brand partners, employees, and shareholders.

Based on the revenue growth momentum in both YouCam mobile apps and web service subscriptions and the sustained demand for enterprise SaaS solution, the Company reiterates its full year 2025 revenue guidance of 13.0% to 14.5% year-over-year, compared to 2024. This outlook reflects our latest view of market dynamics and internal performance, and is subject to adjustment should conditions change.”

About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect's direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect's enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures
This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:
Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs4, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

4The Company did not incur one-off transaction cost in the second quarter of 2025 and in the same period of 2024.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND JUNE 30, 2025
(Expressed in thousands of United States dollars)

	December 31, 2024	June 30, 2025
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$127,121	$125,337
Current financial assets at fair value through profit or loss	2,746	6,153
Current financial assets at amortized cost	36,000	36,300
Current contract assets	977	856
Accounts receivable	7,902	8,560
Other receivables	352	407
Current income tax assets	271	32
Inventories	18	19
Other current assets	2,522	2,218
Total current assets	177,909	179,882
Non-current assets
Property, plant and equipment	554	600
Right-of-use assets	485	720
Intangible assets	32	6,456
Deferred income tax assets	2,047	2,276
Guarantee deposits paid	146	220
Total non-current assets	3,264	10,272
Total assets	$181,173	$190,154

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2024 AND JUNE 30, 2025
(Expressed in thousands of United States dollars)

	December 31, 2024	June 30, 2025
Liabilities and Equity	Amount	Amount
Current liabilities
Current financial liabilities at fair value through profit or loss	$—	$158
Current contract liabilities	17,218	21,719
Other payables	11,656	13,273
Other payables – related parties	46	64
Current tax liabilities	649	561
Current provisions	1,899	1,415
Current lease liabilities	402	460
Other current liabilities	341	308
Total current liabilities	32,211	37,958
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,793	757
Deferred income tax liabilities	—	505
Non-current lease liabilities	108	262
Net defined benefit liability, non-current	46	46
Total non-current liabilities	1,947	1,570
Total liabilities	34,158	39,528

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	512,990	513,890
Retained earnings
Accumulated deficit	(375,420)	(372,920)
Other equity interest
Other equity interest	(740)	(529)
Total equity	147,015	150,626
Total liabilities and equity	$181,173	$190,154

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
Revenue	$13,905	$16,347	$28,194	$32,361
Cost of sales and services	(2,876)	(4,040)	(5,971)	(7,580)
Gross profit	11,029	12,307	22,223	24,781
Operating expenses
Sales and marketing expenses	(7,014)	(7,810)	(14,184)	(15,170)
General and administrative expenses	(2,439)	(2,001)	(4,614)	(3,707)
Research and development expenses	(2,975)	(4,030)	(6,010)	(7,595)
Expected credit gains	—	67	—	67
Total operating expenses	(12,428)	(13,774)	(24,808)	(26,405)
Operating loss	(1,399)	(1,467)	(2,585)	(1,624)
Non-operating income and expenses
Interest income	1,983	1,587	3,952	3,164
Other income	12	14	14	16
Other gains and losses	25	526	(291)	1,592
Finance costs	(5)	(3)	(10)	(6)
Total non-operating income and expenses	2,015	2,124	3,665	4,766
Income before income tax	616	657	1,080	3,142
Income tax benefit (expense)	148	(450)	314	(642)
Net income	$764	$207	$1,394	$2,500

Other comprehensive income (loss)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	$(111)	$103	$(251)	$211
Other comprehensive income (loss), net	$(111)	$103	$(251)	$211
Total comprehensive income	$653	$310	$1,143	$2,711
Net income, attributable to:
Shareholders of the parent	$764	$207	$1,394	$2,500
Total comprehensive income attributable to:
Shareholders of the parent	$653	$310	$1,143	$2,711
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.008	$0.002	$0.014	$0.025
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.008	$0.002	$0.014	$0.025

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$616	$657	$1,080	$3,142
Adjustments to reconcile profit (loss)
Depreciation expense	178	217	344	427
Amortization expense	13	44	26	75
Expected credit gains	—	(67)	—	(67)
Interest income	(1,983)	(1,587)	(3,952)	(3,164)
Interest expense	5	3	10	6
Net gains on financial assets at fair value through profit or loss	—	(9)	—	(9)
Net gains on financial liabilities at fair value through profit or loss	(150)	(85)	(46)	(1,036)
Share-based payment transactions	653	280	1,437	900
Changes in operating assets and liabilities
Accounts receivable	589	456	(134)	(359)
Current contract assets	699	(88)	1,214	126
Other receivables	—	(22)	—	(22)
Inventories	7	—	12	—
Other current assets	661	148	1,210	362
Current contract liabilities	(1,314)	333	1,622	4,309
Other payables	536	2,137	(51)	1,493
Other payables – related parties	2	10	3	16
Current provisions	(379)	81	(563)	(519)
Other current liabilities	(23)	(34)	(67)	(47)
Net defined benefit liability, non-current	—	—	1	—
Cash inflow generated from operations	110	2,474	2,146	5,633
Interest received	1,953	1,765	3,558	3,181
Interest paid	(5)	(3)	(10)	(6)
Income tax paid	(62)	(575)	(176)	(821)
Net cash flows from operating activities	1,996	3,661	5,518	7,987
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	—	(6,143)	—	(6,143)
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	—	2,746
Acquisition of financial assets at amortized cost	(33,470)	(30,000)	(44,470)	(36,300)
Proceeds from disposal of financial assets at amortized cost	30,800	30,000	36,800	36,000
Acquisition of subsidiaries, net of cash acquired	—	(428)	—	(5,981)
Acquisition of property, plant and equipment	(174)	(119)	(259)	(165)
Proceeds from disposal of property, plant and equipment	—	1	—	1
Acquisition of intangible assets	(6)	—	(6)	—
Increase in guarantee deposits paid	(8)	(15)	(8)	(67)
Net cash flows used in investing activities	(2,858)	(6,704)	(7,943)	(9,909)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(123)	(169)	(239)	(303)
Net cash flows used in financing activities	(123)	(169)	(239)	(303)
Effects of exchange rates changes on cash and cash equivalents	(179)	246	(411)	441
Net decrease in cash and cash equivalents	(1,164)	(2,966)	(3,075)	(1,784)
Cash and cash equivalents at beginning of period	121,960	128,303	123,871	127,121
Cash and cash equivalents at end of period	$120,796	$125,337	$120,796	$125,337

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
Net Income	$764	$207	$1,394	$2,500
One-off Transaction Costs	—	—	—	62
Non-Cash Equity-Based Compensation	653	280	1,437	900
Non-Cash Valuation Gain of financial liabilities	(150)	(85)	(46)	(1,036)
Adjusted Net Income[1]	$1,267	$402	$2,785	$2,426

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations